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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                           UNIGRAPHICS SOLUTIONS INC.
                            (Name of Subject Company)

                                 ---------------

                           UNIGRAPHICS SOLUTIONS INC.
                        (Name of Person Filing Statement)

                 CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    904928108
                      (CUSIP Number of Class of Securities)

                                 ---------------

                                ANTHONY J. AFFUSO
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           UNIGRAPHICS SOLUTIONS INC.
                                10824 HOPE STREET
                            CYPRESS, CALIFORNIA 90630
                            TELEPHONE: (714) 952-0311
           (Name, address and telephone number of Person authorized to receive notices and communications on behalf of
                          the Person filing Statement)

                                 ---------------

                                 WITH COPIES TO:

            J. RANDALL WALTI, ESQ.                    HAROLD R. BURROUGHS, ESQ.
VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY           R. RANDALL WANG, ESQ.
          UNIGRAPHICS SOLUTIONS INC.                       BRYAN CAVE LLP
              10824 HOPE STREET                        ONE METROPOLITAN SQUARE
          CYPRESS, CALIFORNIA 90630                  211 N. BROADWAY, SUITE 3600
          TELEPHONE: (714) 952-0311                   ST. LOUIS, MISSOURI 63102
                                                      TELEPHONE: (314) 259-2000



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         This Amendment No. 1 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on August 21, 2001 (as amended, the "Schedule 14D-9") relating to the tender offer by UGS Acquisition Corp. (the "Purchaser"), a Delaware corporation and a direct, wholly owned subsidiary of Electronic Data Systems Corporation, a Delaware corporation ("EDS"), to purchase any and all of the outstanding shares of Class A Common Stock at a purchase price of $32.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated August 21, 2001, as amended from time to time (the "Offer to Purchase"), and in the related Letter of Transmittal. This Amendment No. 1 is being filed to reflect the addition of an additional exhibit (see Item 9).

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of the Schedule 14D-9, as amended and supplemented hereby. Capitalized terms used and not otherwise defined herein have the meaning given those terms in the Offer to Purchase.


ITEM 9. EXHIBITS.

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by the addition of the following exhibit:

           EXHIBIT NO.                                            DESCRIPTION
        -------------------------------------------------------------------------------------------------------------
             (a)(14)        Joint Press Release issued by EDS and the Company on September 17, 2001.  (Incorporated
                            by reference to Exhibit (a)(1)(N) to Amendment No. 2 to the Schedule TO filed by EDS and the Purchaser on September 17, 2001.)



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 2001          UNIGRAPHICS SOLUTIONS INC.



                                            By:     /s/ Anthony J. Affuso
                                             --------------------------------
                                                Name:  Anthony J. Affuso
                                                Title:    President and Chief
                                                          Executive Officer